Exhibit 99.1

Glass House Brands to Participate in the 8th Annual Canaccord

Genuity Global Cannabis Conference on May 23rd in NYC

LONG BEACH, CA and TORONTO, May 16, 2024 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today announced that its Co-Founder, President and Board Director Graham Farrar, Chief Financial Officer Mark Vendetti, and Vice President of Investor Relations John Brebeck will participate in the Canaccord Genuity 8th Annual Global Cannabis Conference to be held on May 23, 2024 in New York, NY.

Mr. Farrar will be featured in “Making it Work in California”, a panel discussion hosted by Canaccord Genuity Managing Director and Senior Research Analyst Bobby Burleson on Thursday, May 23rd, 2024 at 10:45 am ET.

To schedule a one-on-one investor meeting with the Glass House management team, please contact your Canaccord representative or KCSA Strategic Communications at ir@glasshousebrands.com.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com